

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of AMA Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AMA Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AMA Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AMA Securities LLC's management. Our responsibility is to express an opinion on AMA Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AMA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud. and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AMA Securities LLC's auditor since 2019.

Reid CPAs, LLP

Woodbury, NY
February 29, 2024

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

AMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 75,428
Other assets	3,989
Total assets	$ 79,417

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 13,264
Total liabilities	13,264

Member's Equity:

Total member's equity	66,153
Total liabilities and member's equity	$ 79,417

Note 1 -   **Nature of Business**

AMA Securities, LLC ("the Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by AMA CP Holdings LLC ("Holdings").

The Company provides investment advice and issues fairness opinions for companies in the transportation and energy industries.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Basis of Presentation***
The financial statements are prepared in accordance with accounting principles generally accepted in the Unites States of America.

b)   ***Revenue Recognition***
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

c)   *Use of Estimates*
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d)   *Income Taxes*
The Company is a limited liability company and treated as a disregarded entity for federal and state income tax purposes. As such, it does not pay any taxes. The Company's income or loss is taken into consideration in the tax returns of the members of Holdings for federal and state income tax purposes.

Note 3-   **Related Party Transactions**

Pursuant to the terms of an agreement with Holdings, the Company shall pay $2,000 per month to meet certain of its operating expenses including rent, telephone, and utilities. The Company paid $24,000 to Holdings during 2023.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2023, the Company's net capital of $62,164 was $12,164 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 21.34%.

Note 5 - Compliance with Rule 15c3-3

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities and investment advisory services.

Note 6 - Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 29, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.